UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Person(s) Furnishing Form)

3.375% Convertible Senior Notes due 2011

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CT Corporation System

111 Eighth Avenue, New York, New York 10011

Tel: (212) 894-8600

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 13, 2008

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	Notice to holders (the “Holders”) of 3.375% Convertible Senior Notes due 2011 (the “Notes”), dated August 13, 2008, issued by ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) in connection with the option of the Holders to require the Company to repurchase the Notes on September 29, 2008 pursuant to the Indenture, dated as of September 29, 2006, between the Company and The Bank of New York Mellon, as trustee.

(a)(2)	Press Release, dated August 13, 2008.

(b)	Not applicable.

Item 2.	Informational Legends

Not Applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the “SEC”), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman